REG TECHNOLOGIES INC.
Suite 240 – 11780 Hammersmith Way
Richmond, British Columbia V7A 5E9
Tel. (604) 278-5996  Fax (604) 278-3409
Email: jr@ihiway.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a special meeting (the “Meeting”) of shareholders (“Reg Shareholders”) of Reg Technologies Inc. ( the “Company”) will be held at Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, on November 16, 2011, at Vancouver 11:00 a.m., local time, for the following purposes:

1.
To consider and, if thought advisable, pass, with or without variation, a special resolution to approve an arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”) which involves, among other things, the distribution to the Reg Shareholders of shares of Minewest Silver and Gold Inc., all as more fully set forth in the Information Circular dated October 4, 2011.

2.
To consider and, if thought advisable, pass, with or without variation, an ordinary resolution to the increase of the Company’s authorized common voting share capital from 50,000,000 common shares to an unlimited number of common shares, as more fully set forth in the Circular;

3.	To consider any permitted amendment to or variation of any matter identified in this Notice and transact such other business as may properly come before the Meeting or any adjournment thereof.

AND TAKE NOTICE that Reg Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Reg Shares subject to strict compliance with the provisions of the Interim Order, Plan of Arrangement and sections 237 to 247 of the BCBCA.  The dissent rights and procedures are described in Schedule D of the Information Circular.  Failure to comply strictly with the requirements set forth in the Plan of Arrangement and sections 237 to 247 of the BCBCA may result in the loss of any right of dissent.

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Also accompanying this Notice and Information Circular is a form of proxy.  Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting.  Only Reg Shareholders of record at the close of business on October 4, 2011 will be entitled to receive notice of and vote at the Meeting.

Registered Reg Shareholders unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the proxy and in the Information Circular.  If you are a non-registered Reg Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary.  Failure to do so may result in your Reg Shares not being voted at the Meeting.

Dated at Vancouver, British Columbia, on October 11, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF REG TECHNOLOGIES INC.